06008839

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-65855

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 17 2006
WASH. D.C.
192

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (mm/dd/yy) AND ENDING 12/31/05 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCREAMING EAGLE TRADING, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

23 ORINDA WAY, SUITE 305
(No and Street)

ORINDA	CALIFORNIA	94563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWIN RESTREPO	(925) 253-8000
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY
7/27/06

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **EDWIN RESTREPO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SCREAMING EAGLE TRADING, INC.**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Edwin Rep.
Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Attachment--------

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 11 day of April, 2006, by Edwin Restrepo personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CYNTHIA K. SABA
COMM. # 1562050
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Exp. Apr. 18, 2009

Cynthia K. Saba
Notary

(Place Notary Seal Here)

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: April 11 2006 Number of Pages: ____

Signer(s) Other Than Named Above: ____

Screaming Eagle Trading, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Net Capital		
Total stockholder's equity qualified for net capital		$ 586,765
Less: Non-allowable assets		
Prepaid expenses and other assets	$ 39,422	
Excess clearing deposit	5,544	
Property and equipment (net)	13,987	
Total non-allowable assets		58,953
Net capital before haircuts		527,812
Less: Haircuts		
Haircut on securities		(7,000)
Net capital		520,812
Net minimum capital requirement of 6.67% of aggregate indebtedness of $529,203 or $100,000, whichever is greater		100,000
Excess net capital		$ 420,812

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2005	$ 599,945
Decrease in stockholder's equity	(51,354)
Increase in non-allowable assets	(27,779)
Net capital per above computation	$ 520,812